As filed with the Securities and Exchange Commission on January 6, 1999.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                 (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934)

                             THE CHERRY CORPORATION
                                (Name of Issuer)

                             THE CHERRY CORPORATION
                      (Name of Person(s) Filing Statement)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK-164541 20 3
                        CLASS B COMMON STOCK-164541 30 2
                      (CUSIP Number of Class of Securities)

                                   DAN A. KING
                  VICE PRESIDENT OF FINANCE AND ADMINISTRATION
                               3600 SUNSET AVENUE
                               WAUKEGAN, IL 60087
                                 (847) 662-9200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
                             WILLIAM J. QUINLAN, JR.
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                                 227 WEST MONROE
                                CHICAGO, IL 60606

                                November 17, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

        This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated November 17, 1998, relating to the tender offer by The Cherry Corporation, a Delaware corporation (the "Company"), to purchase up to 1,687,500 shares of its Class A Common Stock, $1.00 par value per share (the "Class A Shares"), and/or 562,500 shares of its Class B Common Stock, $1.00 par value per share (the "Class B Shares," and the Class A Shares and the Class B Shares are collectively referred to herein as the "Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $15.50 nor less than $13.25 per Share for each class of Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents have been previously filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement. This Amendment No. 2 constitutes the final amendment to the Statement pursuant to Rule 13E-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction (D) to Schedule 13E-4. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

ITEM 8.        ADDITIONAL INFORMATION.

        The Offer expired at 5:00 P.M., New York City Time, on December 23, 1998. On December 23, 1998, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as Exhibit
(a)(10) and is incorporated herein by reference. On January 4, 1999, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

        The number of Class A Shares and Class B Shares properly tendered and not withdrawn, at a price of $15.50 or below or at the price determined by Dutch Auction, was 1,771,911 and 569,015, respectively. Because the Offer was oversubscribed, pursuant to the terms thereof, the Company increased the number of Class A Shares and Class B Shares to be purchased by the Company by 84,411 and 6,515, respectively. Accordingly, the Company purchased 1,771,911 Class A Shares and 569,015 Class B Shares at a price of $15.50 per share. The Class A Shares and Class B Shares purchased represent approximately 22.9% and 11.9% of the outstanding Class A Shares and Class B Shares, respectively. Following the completion of the Offer, the Company will have approximately 5,967,652 Class A Shares and 4,193,549 Class B Shares outstanding.

ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby amended to include the following exhibits:

             99.1   (a)(10)   Press release issued by the Company dated
                              December 23, 1998.
             99.2   (a)(11)   Press release issued by the Company dated
                              January 4, 1999.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.


Dated:  January 6, 1999                    THE CHERRY CORPORATION



                                            By:   /s/ Peter B. Cherry
                                                 Name:  Peter B. Cherry
                                                 Title: Chairman and President